UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

INCONTACT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45336E109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

CUSIP No. 45336E109

1.	Names of Reporting Persons. Kaizen Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,417,714
	6.	Shared Voting Power 62,503
	7.	Sole Dispositive Power 1,417,714
	8.	Shared Dispositive Power 62,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,217
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45336E109

1.	Names of Reporting Persons. Kaizen Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,417,714
	6.	Shared Voting Power 62,503
	7.	Sole Dispositive Power 1,417,714
	8.	Shared Dispositive Power 62,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,217
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45336E109

1.	Names of Reporting Persons. David W. Berry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,443,691
	6.	Shared Voting Power 62,503
	7.	Sole Dispositive Power 1,443,691
	8.	Shared Dispositive Power 62,503
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,506,194
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

INCONTACT, INC.

(b)	Address of Issuer’s Principal Executive Offices

7730 S. Union Park Ave., Suite 500, Midvale, Utah 84047

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of Kaizen Management, L.P., Kaizen Capital, L.L.C. and David W. Berry. Kaizen Management is the general partner of Select Contrarian Value Partners, L.P. and acts as the investment adviser to Select Contrarian and other persons and may be deemed to beneficially own securities owned or held by Select Contrarian and such other persons. Kaizen Capital is the general partner of Kaizen Management and may be deemed to beneficially own securities owned or held by Kaizen Management. Mr. Berry is the manager of Kaizen Capital and may be deemed to beneficially own securities owned or held by Kaizen Capital.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of any group with respect to the issuer or securities of the issuer or has acted or agreed to act (or is acting or agreeing to act) together with any other person (as a partnership, limited partnership, syndicate, or other group or otherwise) for the purpose of acquiring, holding, voting, or disposing of any securities of the issuer or otherwise with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

4200 Montrose Blvd., Suite 400, Houston, Texas 77006

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

45336E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

    Other persons, including Select Contrarian Value Partners, L.P., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting person(s).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not Applicable

Item 8.	Identification and Classification of Members of the Group

    Not Applicable

Item 9.	Notice of Dissolution of Group

    Not Applicable

Item 10.	Certifications

(a) Not Applicable

(b) Not Applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kaizen Management, L.P.

By:	Kaizen Capital, L.L.C.
Title:	General Partner

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager
Date:	January 27, 2012

Kaizen Capital, L.L.C.

By:	/s/ David W. Berry
Name:	David W. Berry
Title:	Manager
Date:	January 27, 2012

David W. Berry

By:	/s/ David W. Berry
Name:	David W. Berry
Date:	January 27, 2012

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to Amendment No. 4 to the Schedule 13G related to the common stock of the issuer filed February 16, 2010 by the reporting persons with the Securities and Exchange Commission).